Emgold Mining Corporation

(An Exploration Stage Company)
Management Discussion and Analysis
For the year ended December 31, 2011

		TABLE OF CONTENTS
1.1		Overview	2
	1.1.1	The I-M Project, California	5
	1.1.2	Buckskin Rawhide Property, Nevada	7
	1.1.3	Stewart Property, British Columbia	8
	1.1.4	Rozan Property, British Columbia	9
	1.1.5	Market Trends	11
	1.1.6	Golden Bear Ceramics Company	11
1.2		Results of Operations	12
1.3		Summary of Quarterly Results (Unaudited)	16
1.4		Liquidity	17
1.5		Capital Resources	19
1.6		Off-Balance Sheet Arrangements	23
1.7		Related Party Transactions and Balances	23
1.8		Proposed Transactions	24
1.9		Critical Accounting Estimates	24
1.10		Transitional to International Financial Reporting Standards	25
1.11		Financial Instruments and Other Instruments	26
1.12		Management of Capital	28
1.13		Subsequent events	28
1.14.1		Other MD & A Requirements	29
1.14.2		Additional Disclosure for Venture Issuers without Significant Revenue	30
1.14.3		Disclosure of Outstanding Share Data	30
1.15		Other Information	32

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis

The following information, prepared as of April 19, 2012, should be read in conjunction with the  consolidated  financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the twelve month periods ended December 31, 2011 and 2010 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated.  Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced.  Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1           Overview

Emgold is a mineral exploration and mine development company.  The main focus of the Company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”).  The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton.  The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.  The permitting application is based on development of up to a 2,400-ton per day mining and processing operation with potential to produce over 250,000 ounces of gold per year.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company is currently in the process of completing an Environmental Impact Report (“EIR”) to reopen the Idaho-Maryland Mine.  The City of Grass Valley is the Lead Agency and permitting is being completed according to the California Environmental Quality Act (“CEQA”).  Upon completion of the EIR, the Company will obtain a Conditional Mine Use Permit (“CMUP”) and other operating permits to reopen the Idaho-Maryland Mine.  The Company anticipates the completion of the EIR and receipt of the CMUP for the I-M Project in 2012-13, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

The Company also has a portfolio of early to middle stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and until January 2010, the Rozan Property in British Columbia.  As at December 31, 2011, the Rozan Property was subject to a lease and option to purchase agreement with Valterra Resource Corporation (“Valterra”), however, subsequent to year ended December 31, 2011, the Rozan Property was returned to Emgold’s ownership when Valterra was unable to meet its work commitments for 2012. In December 2011, expecting the return of the property, Emgold completed a Cdn $767,750 flow-through financing to conduct exploration activities on the Stewart property and Rozan properties during 2012.

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding.  These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits.  The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

The following is a brief summary of the Company’s activities during the twelve months ended December 31, 2011:

●
Emgold continued with the EIR process related to the Idaho-Maryland Mine Corporation (IMMC).  During 2011, the Company completed modifications and clarifications to the project description and project applications for the Idaho-Maryland Project.  Emgold submitted the 2011 Project Description and 2011 revised project applications to the City of Grass Valley (“City”) in April of 2011.  They were accepted by the City in May 2011.  In July 2011, the City initiated a competitive bid process to select a main consultant to complete the EIR process for the Idaho-Maryland Project.  The City also initiated a competitive bid processes to select three additional consultants to assist and advise City staff through the EIR process.  In November 2011, the City selected Ascent Environmental as the main consultant to complete the EIR process and approved the three additional consultants, outlined above, to provide permitting support.  The contracts for the consultants were negotiated and approved.  The City also completed and approved a new reimbursement agreement with IMMC.  IMMC, as the applicant, reimburses the City for all costs associated with the EIR process.    In late November 2011, once the scope, cost, and schedule to complete the EIR process were known, IMMC requested that the City temporarily table its applications to give the Company sufficient time to raise the necessary funding to complete the EIR process (estimated to be 60-90 days).  It is expected the final EIR can be completed within 12 months, subject to obtaining the necessary funding to move forward.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

●
Emgold completed a successful exploration program at its Buckskin Rawhide Project in Nevada in 2011.  The Company identified two key exploration targets – the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target.  The Company staked 6 additional claims to expand the property, totaling 120 acres.

●
Emgold completed a successful drilling program at its Stewart Property in B.C. in 2011.  A total of 19 holes, totaling 2,526 meters were drilled.  Both high and low grade molybdenum mineralization was encountered in the drilling, as well as intercepts containing both gold and rhenium as potential byproduct metals.  Rhenium is used as a catalyst in the production of lead-free, high-octane gasoline. It is also used in alloys for jet engines and in tungsten and molybdenum based alloys.

●
Emgold’s Rozan Property, optioned to Valterra Resources Corporation, was advanced by Valterra.  Valterra completed geologic mapping, soil sampling, and re-interpreted historic geophysical work.  Valterra identified 10 gold anomalies as targets for additional exploration work.

●
In December 2011, Emgold completed a non-brokered non-flow-through private placement to raise CDN$1,415,000.  Proceeds of the financing will be used for property acquisition  in Nevada, exploration of the Buckskin Rawhide Property in Nevada, exploration of the Emgold’s B.C. properties, and for general working capital.

●	In December 2011, Emgold completed a non-brokered flow through private placement to raise CDN $767,750. Proceeds from the financing will be used for exploration of Emgold’s B.C. projects in 2012.

●	Emgold’s loss for fiscal 2011 was $2,338,060, or $0.06 per share, compared to a loss of $1,073,087, or $0.05 per share in the twelve months ended December 31, 2010 (“fiscal 2010”).

●	During fiscal 2011, cash used in operations was $1,916,949 compared to $1,867,587 in fiscal 2010.

●
Exploration expenditures (net of recoveries) of mineral property interests totaled $1,307,140 in fiscal 2011, compared to $670,491 in fiscal 2010.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2011, with the 2010 expenditures in parentheses: Idaho-Maryland – $775,500 ($670,657); Buckskin Rawhide - $28,096 ($5,185); Rozan – $NIL ($(1,197); and Stewart – $503,544 $(4,154).

The Company’s primary focus is the I-M Project.  The Company anticipates the receipt of the CMUP for the I-M Project in 2012-13, subject to securing a sufficient level of funding to continue advancement through the final stage of the CEQA process.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.1.1           The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851.  It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold.  It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property.  Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold.  Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project.  The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project.  Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At December 31, 2011, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010.  For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter.  The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.

The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City subsequently completed an Initial Study on January 8, 2008 and commenced preparation of the Draft EIR.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The draft EIR was prepared by the City and its consultants.  It was submitted for public comment on October 30, 2008. The public comment period was completed January 20, 2009.  Public and agency comments obtained in the public comment period were categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  Subsequent to these meetings, Emgold elected to make certain modifications and clarifications to the project description and revise its permit applications prior to completing the final EIR.  The primary reasons for the revisions was to reduce potential air quality impacts identified in the 2008 draft EIR and ensure that cleanup of legacy mine tailings at the Idaho-Maryland site was adequately analyzed in the EIR.

The Company completed its second revision to the project description and its project applications for the project in May 2011.  The revised documents were subsequently accepted as complete by the City on May 24, 2011.  In July of 2011, the City commenced a competitive bid process to retain a consultant to complete the EIR process.  In addition, the City commenced a competitive bid process to retain three additional consultants to assist and advise it in completion of the EIR process.  On October 25, 2011, the City approved agreements for the three consultants to assist and advise it through the completion of the EIR process.  On November 8, 2011, the City approved agreements with Ascent Environmental to complete the EIR process.  The City also approved a reimbursement agreement with IMMC to cover the costs necessary to complete the EIR process.  IMMC, as the applicant, is required to cover all costs related to the EIR process.

On November 23, 2011, with the scope, cost, and schedule to complete the EIR process now known, IMMC requested that the City table its applications to allow it sufficient time to raise the funds necessary to complete the EIR process.  This is expected to take 60-90 days, but could be extended due to market conditions.  Current volatility in the world markets due political and economic conditions, beyond the Company’s control, could extend the time needed to raise funds.

The pace of work in permitting the I-M Project has been affected by availability of funds and work has been adjusted based on funding available.  The final EIR is anticipated by the Company in 2012-13 and it is expected that the CMUP may be issued by the City within 120 days of the final EIR being completed.

There is no guarantee that the City will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to permitted operations in California.  In addition, Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd. is in the process of obtaining permits to open the Soledad Mountain Project.  Molycorp is in the process of reopening the Mountain Pass rare earth project and U.S. Borax operates the Boron Mine.

An EIR for the I-M Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the lead agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Operation of the Idaho-Maryland mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to inform the public about the project and to listen to their concerns.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

1.1.2     Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to 46 unpatented mineral claims totaling 920 acres called the Buckskin Rawhide Property, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  An additional 49,424 shares were issued in December 2010 in satisfaction of the second option payment required under the agreement.  An additional 106,290 shares were issued in December 2011 in satisfaction of the third option payment required under the agreement.  In April, 2011, the Company staked an additional 6 unpatented mining claims totaling 120 acres, increasing the total property package to 52 claims and 1,040 acres.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining Company.  It was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005.  It is also adjacent to the Regent gold-silver Property (“Regent Property”), owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

The Buckskin Rawhide Property was previously explored and drilled by Kennecott Minerals.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

In 2011, Emgold completed additional rock chip sampling and grab sampling of the Black Eagle Target, vein area of the Buckskin Rawhide Property.  Sampling results were announced in Emgold’s January 12 and April 20, 2011 news releases and included very high grade chip samples, including the best sample averaging 9.00 ounces per ton gold and 17.58 ounces per ton silver.  A high-grade mineralized shoot was delineated in the Black Eagle vein, about 300 feet in strike length.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

In 2011, Emgold completed rock chip sampling and grab sampling of the Chicago Mountain Target, a bulk disseminated area of the Buckskin Rawhide Property.  Sampling results were announced in Emgold’s October 4, 2011 news release and identified a bulk disseminated gold and silver exploration target approximately 4,000 feet long by 400 feet wide.  Emgold results confirmed previous work done by a number of companies in the area.

Emgold’s lease and option to purchase agreement is with Nevada Sunrise LLC, a private company located at Auburn, California.  The property is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.  This part of the Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	$10,000 (1) (paid in common shares)
2010	$10,000 (1) (paid in common shares)
2011	$10,000 (1) (paid in common shares)
2012	$20,000 (1)
2013	$40,000 (1)
2014	$60,000 (2)
2015	$60,000 (2)
2016	$60,000 (2)
2017	$60,000 (2)
2018	$60,000 (2)
2019	$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common shares at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

1.1.3      Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geologic trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, and Sultan Minerals Inc.’s Kena Property (see map of Rozan and Stewart Properties, British Columbia).

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs to use in future exploration.

The companies that explored the Stewart Property were seeking specific metals.  In general most of the work was focused on exploring for tungsten and base metals from the 1940’s through the 1960’s.  A relatively minor amount of gold exploration was completed in the late 1980’s and 1990’s.  Emgold’s assessments considered all of those metals.

Emgold acquired the Stewart Property from Jack and Eric Denny in 2001.  Emgold originally optioned the property for its gold potential but eventually conducted exploration for any previously discovered metals.  In 2001, Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetic, resistivity, and electromagnetic).  In 2005, Emgold completed a 6-hole diamond drill program and in 2006 five more holes were drilled.  That program included rock and soil sampling and the results indicated that further work on the property was warranted and that the other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property.  A total of 28 trenches and 30 diamond drill holes were completed on the property.  The results of this program further defined the presence of molybdenum and tungsten mineralization on the property, as well as gold as a potential byproduct metal, and produced more evidence that Stewart had significant potential for further exploration and development.

In December 2010, the Company completed a Cdn$500,000 flow through financing to conduct exploration activities on the Stewart Property during 2011.  The focus of the 2011 program is to further delineate a molybdenum resource that has been identified from historic drilling on the property and by further drilling by Emgold. Nineteen drill holes totaling 2,526 meters (8,273 feet) were drilled.

Emgold believes that the Stewart Property has very good potential to host a large mineral deposit, but a large-scale exploration program will be required to adequately make this assessment.  This program would require deep drilling to test for mineralization at depths greater than previously assessed, and might require more geochemistry or geophysics to define exploration targets.

1.1.4       Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property in the same geologic trend as the Stewart Property.  Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

On January 14, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra. The Agreement called for cumulative work commitments of Cdn$1,000,000 over five years, with a commitment of Cdn$50,000 in 2010, Cdn$200,000 in 2011, and Cdn$250,000 in each of years 3 to 5.

The term of the Agreement was for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000 (received)	50,000 (received)
Year 1	$30,000	50,000 (received)	50,000 (received)
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000

In fiscal 2011, Emgold and Valterra agreed to an amendment to the Agreement whereby Valterra requested, and Emgold agreed, to accept common shares of Valterra in satisfaction of the Year 1 cash payment of Cdn$30,000.  In February 2011, Emgold received the shares and warrants as specified in the Agreement, and 600,000 units of Valterra in satisfaction of the Cdn$30,000 cash payment.  One unit of Valterra is comprised of one common share of Valterra and one warrant to acquire one additional share at an exercise price of $0.10 per share for a period of 24 months from the date of issue.  A further amendment was made effective June 17, 2011, pursuant to Valterra’s listing on the TSX Venture Exchange, whereby the Company accepted that all further warrants issued pursuant to the agreement would be issued subject to a minimum exercise price of $0.10 per warrant in compliance with the Toronto Stock Exchange policy.

Upon completion of the lease payments and work commitments, Valterra would acquire the Rozan Property, subject to an underlying NSR.  Valterra would use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the Agreement with Valterra, should the Company elect to acquire two thirds of the net smelter returns royalty (“NSR”) currently held by the original optionors, or a 2% NSR, Valterra would have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company would use this payment as part of the required payment to acquire the 2% NSR from the original optionors and then transfer the 1% NSR to Valterra.  If Valterra elected not to exercise its option, it would retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company could retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, if they elected to sell it to a third party.  If the Company would obtain this 1% NSR, Valterra would have first right of refusal if the Company elected to sell it to a third party.

In 2011, Valterra completed geological mapping and soil sampling on the property.  They reinterpreted historic geophysics work and identified 10 anomalies for follow up for further exploration.

Subsequent to the year ended December 31, 2011, the Rozan Property was returned to Emgold’s ownership when Valterra was unable to meet its work commitments for 2012. In December 2011, expecting the return of the property, Emgold completed a Cdn $767,750 flow-through financing to conduct exploration activities on the Stewart and Rozan properties during 2012.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.1.5      Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, $1,260 in 2010, $1,569 in 2011 and has averaged approximately $1,681 per ounce to April 17, 2012.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2011, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.1.6       Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.  Plans are to construct a plant using the process developed by Golden Bear at the I-M Project in Grass Valley, CA and to obtain permits to construct and operate a plant are included in the applications for the Project and are being evaluated as part of the EIR.  Emgold plans to ultimately spin off Golden Bear as an independently financed and managed company.  Golden Bear could ultimately develop a series of plants in the U.S. and overseas capable of processing a variety of mineral wastes into high quality recycled stone and ceramic building products.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.2            Results of operations

Consolidated Interim Statements of Loss and Comprehensive Loss (prepared under IFRS)
for the twelve  months ended December 31,
(expressed in United States Dollars)

	Year Ended December 31,
	2011	2010
Expenses
Exploration and evaluation costs	1,307,140	670,491
Legal, accounting and audit	175,381	99,012
Stock-based compensation	45,812	300,647
Salaries and benefits	213,358	178,913
Office and administration	90,011	168,903
Shareholder communications	62,202	82,272
Management and consulting fees	42,634	68,763
Unrealized loss on marketable securities	49,005	-
Finance expense	--	32,413
Gain on sale of property and equipment	(1,000)	(48,788)
Foreign exchange (gain) loss	(40,297)	57,480
Unrealized gain on warrant liability	379,336	20,147
Amortization	14,478	14,214
Gain on settlement of debt	--	(77,197)
Gain on settlement of preference shares	--	(189,669)
Interest income	--	(261)
Recovery of bad debt expense	--	(305,432)
Travel	-	1,179
Net loss and comprehensive loss for the year	(2,338,060)	(1,073,087)
Net loss per share – basic and diluted	$(0.06)	$(0.05)
Weighted average number of common shares outstanding	40,189,279	23,453,214

Fiscal 2011 compared to fiscal 2010

Emgold’s loss in fiscal 2011 was $2,338,060 or a loss per share of $0.06, compared to a loss of $1,073,087, or a loss per share of $0.05 in fiscal 2010.  This includes $1,307,140 in exploration costs incurred in fiscal 2011, compared to $670,491 incurred in fiscal 2010.  The increase was primarily due to exploration work on the Idaho-Maryland and Stewart Properties  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

In both fiscal 2011 and 2010, the Company has had no excess cash to invest in short-term investments resulting in no interest income in fiscal 2011 and $261 in fiscal 2010.  In fiscal 2011, the Company sold equipment with a book value of $nil for $1,000, resulting in a gain of $1,000. In the comparative prior period, the Company sold equipment with a book value of $Nil for $48,788 resulting in a gain of $48,788.

Amortization expenses relating to general and administrative activities increased from $14,214 in fiscal 2010 to $ 14,478 in fiscal 2011.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one-third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has provided services.  Recovery of $77,045 was recorded against this provision in 2009.  At December 31, 2010, the Company determined that an additional  amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of loss and comprehensive loss.  In fiscal 2011, Quorum provided services to Emgold totalling $186,109, compared to $136,396 in the prior year. A distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $48,083 in fiscal 2011.

The Company has stopped all further development of the Ceramext® Process using hot vacuum extrusion.  In May 2009, the Ceramext agreement was terminated, and the advance technology royalties were not paid.  There were no expenditures in fiscal 2011 or 2010.

Foreign exchange changed from a loss of $57,480 in fiscal 2010 to a gain of $40,297 in fiscal 2011.  Fluctuations in currency are affecting operations to a greater degree in fiscal 2011 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss in prior years related to the convertible preference shares and related accrued dividends which were denominated in Canadian dollars.

Finance expense decreased from $32,413 in fiscal 2010 to $Nil in fiscal 2011.  The finance expense related to interest on the convertible preference shares which were denominated in Canadian dollars and varied as exchange rates fluctuated.  A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares.  No interest will be accrued or paid in future periods.  Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.  The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

Legal, accounting and audit fees increased from $99,012 in fiscal 2010 to $175,381 in fiscal 2011, due to higher legal fees related to various proposed financings and general corporate issues, higher audit fees for the year ended December 31, 2010 than had been accrued and accounting fees related to the conversion to IFRS.

Management and consulting fees decreased from $68,763 in fiscal 2010 to $42,634 in fiscal 2011.  Consulting fees paid or accrued and payable to two private companies, each controlled by an officer and director of the Company, have decreased for one, and discontinued for another, due to changes in officers (consolidation of the CEO and COO position) and renegotiation of lower fees with the officers.  The Company has discontinued payment of quarterly directors’ fees to independent directors until it is in a better financial position.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Office and administration expenses decreased from $168,903 in fiscal 2010 compared to $90,011 in fiscal 2011.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to a smaller warehouse and office premises in February 2010.  In addition, a distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $43,783 (2010 - $nil).

Salaries and benefits increased from $178,913 in fiscal 2010  to $213,358 in fiscal 2011 as a result of paralegal consulting fees and increased personnel in its head office.

Shareholder communications costs decreased from $82,272 in fiscal 2010 to $62,202 in fiscal 2011.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Stock-based compensation decreased from $300,647 in fiscal 2010 to $45,812 in fiscal 2011.  The decrease relates to stock options granted in 2010 at a price of Cdn $0.25, with an expiry date of March 17, 2015.  In fiscal 2011, stock-based compensation of $58,978 (of which $13,166 is classified within exploration and evaluation costs) was recorded relating to the repricing of 405,700 stock options.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 1.68%, an expected life of 2.18 years, and an estimated volatility of 101%

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Exploration costs incurred by property are as follows:

	Twelve months ended December 31		Cumulative Total to
	2011	2011	2011

Idaho - Maryland Property, California
Exploration cost
Assay and analysis	$—	$—	$100,140
Community relations	—	—	80,561
Drilling	—	—	1,039,920
Geological and geochemical	309,385	316,223	4,697,548
Land lease and taxes	153,954	177,695	1,660,106
Consulting	—	—	209,713
Mine planning	298,995	71,646	4,741,833
Site activities	—	—	1,672,390
Stock-based compensation	13,166	105,093	599,943
Transportation	—	—	128,250

Incurred during the year	775,500	670,657	14,930,404

Buckskin Rawhide Property, Nevada
Exploration cost
Geological and geochemical	26,890	1,275	28,165
Site activities	1,206	3,910	5,116

Incurred during the year	28,096	5,185	33,281

Rozan Gold Property, British Columbia
Exploration costs
Assay and analysis	—	—	11,803
Geological and geochemical	—	1,076	123,388
Drilling	—	—	64,050
Site-activities	—	256	22,044
Stock-based compensation	—	—	16,055
Trenching	—	—	4,666
Transportation	—	—	12,354
Assistance and recovery	—	(2,529)	(7,322)

Incurred during the year	—	(1,197)	247,038

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

15. Exploration and Evaluation Costs - continued

Stewart Property, British Columbia
Exploration cost
Assay and analysis	60,555	—	156,712
Drilling	321,087	—	851,143
Geological and geochemical	101,844	431	322,992
Site-activities	9,835	35	31,346
Stock-based compensation	—	—	16,055
Trenching	—	—	19,318
Transportation	10,223	—	56,061
Assistance and recovery	—	(4,620)	(29,692)

Incurred during the year	503,544	(4,154)	1,423,935

Total exploration costs	$1,307,140	$670,491	$16,634,658

Direct exploration expenditures on the I-M Project increased from $670,657 in fiscal 2010 to $775,500 in fiscal 2011.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and reviewed.  Meetings were held with various state agencies to review their comments on the draft EIR.  The Company elected to make revisions to the project description permit applications and a revised draft EIR will be completed prior to the final EIR being completed to allow public comment on the revisions.  The Final EIR is anticipated by the Company in 2012-13 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

1.3           Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.  Financial data for 2010 was prepared in accordance with Canadian generally accepted accounting principles whereas data for 2011 was prepared in accordance with International Financial Reporting Standards.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, and Other	General and administrative expenses (Note 1)	Loss per quarter	Quarterly loss per share
2011
Fourth Quarter	159,463	--	130,547	484,739	855,503	0.02
Third Quarter	162,378	--	375,655	121,630	689,679	0.02
Second Quarter	247,852	--	18,950	183,146	412,693	0.01
First Quarter	205,807	--	6,488	192,400	380,185	0.01
2010
First Quarter	176,825	1,331	466	371,877	466,195	0.03
Second Quarter	144,098	1	--	102,256	107,607	0.00
Third Quarter	100,461	(2,529)	(4,620)	220,073	135,322	0.01
Fourth Quarter	249,273	--	5,185	254,268	371,082	0.01

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, gain on settlement of debt and the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the I-M Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.4           Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition, the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At December 31, 2011, the Company had a working capital surplus of $651,840, defined as current assets less current liabilities, compared with a working capital surplus of $527,753 at December 31, 2010.  Further to this the Company is committed to spend Cdn $767,750 on Canadian qualifying exploration expenditures by December 31, 2012. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for twelve months ended December 31, 2011, were funded primarily from non-brokered private placements raised during fiscal 2011.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company’s ability to continue as a going concern will continue to be contingent on its ability to obtain additional financing.  The challenging environment for raising equity and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints as well as a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study and to make modifications to the Project Description and Permit Application prior to moving forward with the Final EIR.

Investing Activities

As at December 31, 2011, Emgold has capitalized $1,035,163 (December 31, 2010 - $1,087,420) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property” in the year ended December 31, 2009.  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed price of Cdn$0.55 per share on the date of filing.

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.  In December 2010, the Company issued a further 49,424 common shares representing its Year 1 option payment pursuant to the agreement.  In December 2011, the Company issued 106,290 common shares representing its Year 2 option payment pursuant to the agreement.

During the year ended December 31, 2010, the Company entered into an Agreement with Valterra on the option and sale of the Rozan property in British Columbia.  Pursuant to the Agreement, the Company received 50,000 common shares and 50,000 warrants of Valterra as the initial payment on the option agreement.   On February 8, 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement.  Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.  In June 2011, Valterra became listed on the TSX-V stock exchange, under the symbol VQA.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Subsequent to the year ended December 31, 2011 Valterra Resource Corporation was unable to meet their work commitments for 2011 and the property was returned to Emgold.

1.5           Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company has sufficient working capital to carry on planned operations, but will have to continue to raise equity capital for future operation.  If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

At December 31, 2011 the Company had 58,714,504 common shares issued and outstanding.

Options and Warrants

For the twelve months ended December 31, 2011, a total of 405,700 incentive stock options previously granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to Cdn$0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.  During the twelve months ended December 31, 2011 a total of 65,500 options expired and 175,833 were cancelled or forfeited.

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced 100% recycled stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  The Company currently has no value for Golden Bear as Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility and all costs were written off in fiscal 2008.

Going Concern

At December 31, 2011, and subsequent to that date, the Company has had a working capital surplus of $651,840.

The total non-flow through and flow through financings completed in December, 2011 were approximately Cdn$2.2 million.

Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs on its properties or advance permitting activities relating to the I-M Project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The consolidated financial statements for the twelve months ended December 31, 2011 and 2010 have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at December 31, 2011, as the Company has no source of revenue.  The Company incurred a loss of $2,338,060 for the twelve months ended December 31, 2011 ($1,073,087 for the twelve months ended December 31, 2010) and had a working capital surplus of $651,840 (December 31, 2010 working capital surplus - $527,753) and an accumulated deficit of $50,183,149 at December 31, 2011 ($47,845,089 – December 31, 2010).  Operations for the twelve months ended December 31, 2011, have been funded primarily from working capital from private placements.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  The Company has also taken significant steps to reduce its overhead and operating costs on a corporate and project basis, and this has reduced on-going financing requirements from previous years.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2012 and On-going

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the CEQA process and is requiring a substantial amount of the Company's financial and management resources.

At December 31, 2011, it is estimated that it may require, on average, approximately $150,000 - $250,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, and preliminary engineering costs associated with obtaining the CMUP for the I-M Project, as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.  If the I-M Project continues to remain on hold, it is estimated that the Company will require $50,000 to $100,000 per month in working capital to operate.

Despite the current high price of gold bullion, financing for projects in the junior mining sector is extremely difficult due to instability in the world markets. In the event that insufficient funds can be raised to move the Idaho-Maryland Project forward, as announced in Emgold’s October 26, 2011 news release, Emgold may have to delay the project until market conditions improve or, as a worst case, drop the project entirely to focus on the other quality assets the Company currently has in its portfolio, including the Buckskin Rawhide Project in Nevada and the Stewart Property in British Columbia.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company has a very proactive Community Outreach Program to inform local residents and decision makers about the I-M Project and its benefits to the region, as well as to listen to and address their concerns.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently, the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization.  A high grade zone and bulk disseminated zone have been identified for core drilling and additional prospects on the property are being investigated.

The Company believes the Stewart Property is a highly prospective poly-metallic exploration property with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in compliance with substantially all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

1.6           Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.7           Related party transactions and balances

	December 31, 2011	December 31, 2010
Balance receivable from
Quorum Management (a)	$28,531	$124,605

Balances payable to:
Directors and officers	$160,965	$247,813

Related party transactions reflected in these consolidated financial statements are as follows:

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

(a)
In the twelve months ended December 31, 2011, $186,109 (2010  $136,396) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of loss and comprehensive loss.   A distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $43,783.

(b)	Consulting fees of $42,634 (2010 – $47,988) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Consulting fees of $Nil (2010 – $20,775) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)
Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.8           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.4 or 1.5 above.

1.9           Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.10           Transitional to International Financial Reporting Standards

The Company has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on December 31, 2011, the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its consolidated financial statements. The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS:

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 The convertible preference shares were treated as a compound financial instrument with debt and equity components under Canadian GAAP.  Under IFRS these convertible preference shares are classified as a liability. The change in treatment reflects the IAS 32 requirement that when a derivative financial instrument gives one party a choice over how it is settled (e.g. the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

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Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 required the recognition of the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.  The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the consolidated statements of net loss and comprehensive loss.

Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date.  The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010.  All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 consolidated statements of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

The Company issued certain warrants with Cdn dollar exercise prices in connection with private placement financings completed during February 2010 and October 2010.  These warrants entitle the holder to acquire a fixed number of common shares for a fixed Cdn dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of income as they arise. The Company has recorded these changes in other gains and losses.  Under Canadian GAAP, these warrants were classified as equity and changes in fair value were not recognized.

1.11           Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and warrant liability.

The Company recognized no interest income during fiscal 2011.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

December 31, 2011
Accounts and other receivables -
Currently due	$79,225
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
79,225
Cash	965,102
$1,044,327

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  During the year ended December 31, 2011, the Company recorded a provision recovery of $Nil (2010-$305,432), in conjunction with previously impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 13, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2011, the Company was able to raise net proceeds of USD $1,375,094 in private placements.    During the year ended December 31, 2010, the Company was able to raise net proceeds of $2,668,273 in private placements.  In addition, the Company has negotiated debt settlements with two suppliers to remove $152,034 in current liabilities from the statement of financial position resulting in a gain on settlement of $77,197.  Further information regarding liquidity risk is set out in Note 1. Accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011, are summarized as follows:

2011
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$303,019
In later than 90 days, not later than one year
Due to related parties with contractual maturities
Within 90 days or less	160,965
$463,984

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

December 31, 2011
Canadian dollars
Cash	$876,830
Accounts payable and accrued liabilities	(165,393)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $71,144 in the Company’s loss from operations.

1.12           Management of capital

The Company defines capital as its shareholders' equity.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.13           Subsequent Events

On January 25, 2012, Emgold announced successful exploration results from its Rozan Property in B.C.  Valterra Resource Corporation, who had optioned the Rozan Property, were unable to meet their work commitments for 2012 and the property was returned to Emgold.  Anticipating this eventuality, Emgold raised flow through funds at the end of 2011 for exploration on this Property in 2012.  During the time of period of the option agreement, Valterra completed 2010 and 2011 Assessment Reports on Rozan, which are available on the B.C. Ministry of Mines ARIS website.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

On January 30, 2012, the Company updated its exploration activities on the Buckskin Rawhide Property in Nevada.  This included additional rock chip sampling in the Black Eagle High Grade Vein Target and Chicago Mountain Bulk Disseminated Target and further confirmed the potential for discovery on the Property.

On February 1, 2012, Emgold announced results from it 2011 drill program at its Stewart Property in B.C.  Both high and low grade molybdenum mineralization was encountered in the drilling, as well as intercepts containing both gold and rhenium as potential byproduct metals.  Rhenium is used as a catalyst in the production of lead-free, high-octane gasoline. It is also used in alloys for jet engines and in tungsten and molybdenum based alloys.

On February 6, 2012, Emgold announced it had acquired and additional 21 unpatented mining claims totaling 420 acres, called Buckskin Rawhide West, to expand its Buckskin Rawhide Property in Nevada to 73 unpatented claims totaling 1,460 acres.

On February 13, 2012, Emgold announced that it has acquired the Koegel Rawhide Property, Nevada comprising 19 unpatented mineral claims totaling 380 acres.  The property is approximately four miles south of Emgold’s Buckskin Rawhide Property.

On March 28, 2012, Emgold announced that is had staked 17 additional claims to double the size of the Koegel Rawhide Property to 720 acres.

1.14.1           Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.14.2      Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs

See Item 1.3 in this Annual Report.

(b)	expensed research costs

See Item 1.3 in this Annual Report.

(c)	deferred development costs

Not applicable.

(d)	general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3    Disclosure of Outstanding Share Data

The following details the share capital structure as of  April 19, 2012, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 19, 2012

(a)           Authorized Capital

Unlimited number of common shares without par value.
Unlimited number of preference shares without par value.

(b)           Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable	Expiry Date
$0.175	143,500	November 19, 2013
$0.175	65,000	July 12, 2014
$0.175	600,000	December 27, 2012
$0.175	97,500	May 18, 2013
$0.25	466,665	March 17, 2015
$0.25	1,500,000	December 8, 2015
	2,872,665

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date

1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012
5,315,856	$0.35	September 30, 2012
2,813,575	$0.35	September 9, 2015
7,836,633	$0.35	October 4, 2012
1,136,363	Cdn$0.30	December 21, 2012
159,090	Cdn$0.22	December 21, 2012
11,620,000	Cdn $0.15	November 21, 2013
536,000	Cdn $0.15	November 21, 2013
2,530,000	Cdn $0.15	December 21, 2013
32,000	Cdn $0.15	December 21, 2013
2,235,577	Cdn $0.25	June 22, 2013
269,230	Cdn $0.15	June 23, 2013
717,308	Cdn $0.20	June 28, 2013
114,769	Cdn $0.20	June 28, 2013
36,828,401

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

1.15           Other Information

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2011 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of April 19, 2012.  Based on that assessment, management concluded that, as at April 19, 2012, the Company’s internal control over financial reporting is effective at December 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Emgold Mining Corporation (An Exploration Stage Company) Management Discussion and Analysis For the year ended December 31, 2011

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.